Exhibit 99.3

NIO Inc.

(A company controlled through weighted voting rights and

incorporated in the Cayman Islands with limited liability)

(NYSE: NIO; HKEX: 9866; SGX: NIO)

Form of Proxy for Annual General Meeting

to be held on June 25, 2024 at 10:30 a.m., Beijing time

(or any adjournment(s) or postponement(s) thereof)

INTRODUCTION

This Form of Proxy is furnished in connection with the solicitation by the board of directors (the “Board”) of NIO Inc., a Cayman Islands company (the “Company”), of proxies from holders of the issued Class A ordinary shares of the Company with a par value of US$0.00025 per share (the “Class A Ordinary Shares”) and the Class C ordinary shares of the Company with a par value of US$0.00025 per share (the “Class C Ordinary Shares”, and together with the Class A Ordinary Shares, the “Ordinary Shares”) to be exercised at the annual general meeting of the Company (the “AGM”) to be held at Building 19, No. 1355, Caobao Road, Minhang District, Shanghai, People’s Republic of China on June 25, 2024 at 10:30 a.m. (Beijing Time), and at any adjournment(s) or postponement(s) thereof, for the purposes set forth in the Notice of the AGM (the “AGM Notice”).

Only the holders of record of the Ordinary Shares on the Company’s register of members at the close of business on May 24, 2024 (Hong Kong Time), as the record date, are entitled to attend and to vote at the AGM. In respect of the matters requiring shareholders’ vote at the AGM, for Resolutions 1 and 3, holder of each Class A Ordinary Share and each Class C Ordinary Share is entitled to one vote; for Resolution 2, holder of each Class A Ordinary Share is entitled to one vote, while holder of each Class C Ordinary Share is entitled to eight votes. The quorum of the AGM is one or more shareholders holding in aggregate at least one-third of all votes attaching to all issued shares of the Company, present in person or by proxy and entitled to vote at the AGM.

The Ordinary Shares represented by all properly executed proxies returned to the Company will be voted at the AGM as indicated or, if no instruction is given, the holder of the proxy will vote the Ordinary Shares in his/her/its discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on this Form of Proxy. Where the chairman of the AGM acts as proxy and is entitled to exercise his/her discretion, he/she is likely to vote the Ordinary Shares FOR the resolutions. As to any other business that may properly come before the AGM, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. The Company does not presently know of any other business which may come before the AGM. However, if any other matter properly comes before the AGM, or any adjournment(s) or postponement(s) thereof, which may properly be acted upon, unless otherwise indicated the proxies solicited hereby will be voted on such matter in accordance with the discretion of the proxy holders named therein. Any person giving a proxy has the right to revoke it at any time before it is exercised by (i) submitting to the Company, at the address set forth below, a duly signed revocation or (ii) voting in person at the AGM.

To be valid, this Form of Proxy must be completed, signed and returned to Computershare Hong Kong Investor Services Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong as soon as possible and no later than 10:30 am, Hong Kong time, on June 23, 2024, to ensure your representation at the AGM.

This Form of Proxy is not valid for holders of the American Depositary Shares of the Company or holders of Class A Ordinary Shares which are held through (either directly or through depository agents) securities accounts (the “NIO CDP Depositors”) maintained with The Central Depository (Pte) Limited (Singapore). Holders of the American Depositary Shares of the Company and NIO CDP Depositors should refer to the AGM Notice for further information on attendance and voting arrangements.

NIO Inc.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(NYSE: NIO; HKEX: 9866; SGX: NIO)

Form of Proxy for Annual General Meeting(Note 1)

to be held on June 25, 2024 at 10:30 a.m., Beijing time

(or any adjournment(s) or postponement(s) thereof)

I/We ____________(name) of ____________________________________________(address) , being the registered holder of______________Class A ordinary shares, (Note 2) par value US$0.00025 per share, and Class  C  ordinary shares, (Note   2)  par  value  US$0.00025 per  share,  of  NIO  Inc.  (the “Company”), hereby appoint the Chairman of the Annual General Meeting(Note  3) or______________(name) of________________(address) as my/our proxy to attend and act for me/us at the Annual General Meeting (or at any adjournment(s) or postponement(s) thereof) of the Company to be held at Building 19, No. 1355, Caobao Road, Minhang District, Shanghai, People’s Republic of China and at any adjournment(s) or postponement(s) thereof, and in the event of a poll, to vote for me/us as indicated below, or if no such indication is given, as my/our proxy thinks fit. (Note 4)

	RESOLUTIONS(Note 5)	FOR(Note 4)	AGAINST(Note 4)	ABSTAIN(Note 4)

1(a)	As an ordinary resolution:	☐	☐	☐

to re-elect Mr. Denny Ting Bun Lee as an independent director of the Company.

1(b)	As an ordinary resolution:	☐	☐	☐

to re-elect Ms. Yu Long as an independent director of the Company.

1(c)	As an ordinary resolution:	☐	☐	☐

to re-elect Mr. Yonggang Wen as an independent director of the Company.

2(a)	As an ordinary resolution:	☐	☐	☐

to re-elect Mr. Eddy Georges Skaf as a non-executive director of the Company.

2(b)	As an ordinary resolution:	☐	☐	☐

to re-elect Mr. Nicholas Paul Collins as a non-executive director of the Company.

3	As an ordinary resolution:	☐	☐	☐

to re-appoint PricewaterhouseCoopers Zhong Tian LLP as the auditor of the Company to hold office until the conclusion of the next annual general meeting of the Company and to authorize the Board to fix its remuneration for the year ending December 31, 2024.

Dated	, 2024	Signature(s) (Note 6)

Notes:

[1]	This Form of Proxy is not valid for holders of the American Depositary Shares of the Company or holders of Class A Ordinary Shares which are held through (either directly or through depositary agents) securities accounts (the “NIO CDP Depositors”) maintained with The Central Depository (Pte) Limited. Holders of the American Depositary Shares of the Company and NIO CDP Depositors should refer to the AGM Notice for further information on attendance and voting arrangements.
[2]	Please insert the number of shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).
[3]	If any proxy other than the Chairman is preferred, strike out the words “THE CHAIRMAN OF THE ANNUAL GENERAL MEETING” and insert the name and address of the proxy desired in the space provided. A member may appoint one or more proxies to attend and vote in his/her stead. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALED BY THE PERSON(S) WHO SIGN(S) IT.
[4]	IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “FOR.” IF YOU WISH TO VOTE AGAINST THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “AGAINST.” ALTERNATIVELY, YOU MAY ALSO INDICATE THE RESPECTIVE NUMBERS OF SHARES FOR EACH OF THE “FOR,” “AGAINST” AND “ABSTAIN” COLUMNS. Failure to complete any or all the boxes will entitle your proxy to cast his or her votes at his or her discretion. A proxy need not be a member of the Company, but must attend the Meeting in person. A member may only have one form of proxy valid at any one time and if a member submits more than one form of proxy, the last form of proxy received in the manner described in this form of proxy above shall be treated as the only valid form of proxy. Any alteration made to this form of proxy must be duly initialed by the person who signs it. Completion and deposit of a form of proxy does not prevent a member from attending the Meeting in person but if a member attends the Meeting and votes, this proxy will be revoked.
[5]	Please refer to the AGM Notice for details of the approval threshold for each of the resolutions.
[6]	This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either executed under its common seal or under the hand of an officer or attorney or other person duly authorized to sign the same.